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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No. _____________)*

                       City Savings Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   17865P 10 2
                         ------------------------------
                                December 27, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the object class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  17865P 10 2
           -----------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          City Savings Financial Corporation Employee Stock Ownership Plan and Trust, I.R.S. Identification No. 35-2156159


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) N/A
     (b)


3.   SEC Use Only



4.   Citizenship or Place of Organization Indiana


                     5.    Sole Voting Power            Zero
Number of
Shares               6.    Shared Voting Power          44,436 Shares
Beneficially
Owned by             7.    Sole Dispositive Power       Zero
Each Reporting
Person With          8.    Shared Dispositive Power     44,436 Shares


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                44,436 Shares


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A


11.  Percent of Class Represented by Amount in Row (9)

        8%


12.  Type of Reporting Person (See Instructions)

                           EP

Item 1.

(a)  City Savings Financial Corporation

(b)  2000 Franklin Street, Michigan City, Indiana 46360


Item 2.

(a)  City Savings Financial Corporation Employee Stock Ownership Plan and Trust

(b)  c/o Home Federal  Savings Bank, 501 Washington  Street,  Columbus,  Indiana
     47201

(c)  Indiana

(d)  City Savings Financial Corporation Common Stock, without par value

(e)  17865P 10 2


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(f)  An  employee   benefit  plan  or  endowment  fund  in  accordance   withss.
     240.13d-1(b)(1)(ii)(F)


Item 4.  Ownership

(a)  44,436

(b)  8%

(c)  (i)      0
     (ii)     44,436
     (iii)    0
     (iv)     44,436


Item 5.  Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the City Savings Financial Corporation Employee Stock Ownership Plan and Trust Agreement, the Administrative Committee which administers the plan has the authority to direct the manner in which dividends and/or proceeds from the sale of securities are distributed.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Member of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        January 30, 2002
                                   ----------------------------------------
                                   Date

                                        Home  Federal  Savings  Bank,  Columbus,
                                        Indiana, as Trustee for the City Savings
                                        Financial   Corporation  Employee  Stock
                                        Ownership Plan and Trust

                                   By: /s/ David L. Fisher
                                      -------------------------------------
                                        David L. Fisher,  Senior Vice  President
                                        and Trust Officer